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9-6-02



SECURITIES AND EXCHANGE COMMISSION
02007934

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING
AUG 2 9 2002
WASH. D.C. 154 SECTION

SEC FILE NUMBER
8- 19036

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/01/01 (MM/DD/YY) AND ENDING 6/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Barr Brothers & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

39 Broadway Suite 2400
(No. and Street)

New York (City) New York (State) 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael J. Read (212) 269-4500 Ext. 512
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers L.L.P.
(Name – *if individual, state last, first, middle name*)

1177 Avenue of The Americas (Address) New York (City) New York (State) 10036 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 1 1 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Michael J. Read, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Barr Brothers & Co., Inc., as of June 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Michael J. Read
Signature

Chief Financial Officer
Title

LICIA M. GALASSO
Notary Public, State of New York
No. 01GA5061617
Qualified in Richmond County
Commission Expires June 10, 2006

Licia M. Galasso
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Barr Brothers & Co., Inc.

Financial Statements and Supplementary Information
June 30, 2002



PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants

To the Board of Directors
and Stockholders of
Barr Brothers & Co., Inc.

In our opinion, the accompanying statement of financial condition and the related statements of income, changes in stockholders' equity, cash flows and changes in loan from stockholder subordinated to claims of general creditors present fairly, in all material respects, the financial position of Barr Brothers & Co., Inc. at June 30, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplementary Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

August 16, 2002

Barr Brothers & Co., Inc.
Statement of Financial Condition
June 30, 2002

Assets	
Cash	$ 75,498
Trading securities, at market value	20,490,234
Receivable from customers	25,139
Investments, at market value	461,465
Interest receivable	230,626
Loans and advances receivable	811,209
Other assets	288,575
Total assets	$ 22,382,746

Liabilities and Stockholders' Equity	
Bank loans payable	$ 9,985,000
Payable to brokers and dealers	53,372
Net payable for securities transactions not yet due for settlement	5,623,713
Income taxes payable	60,539
Accrued expenses and other liabilities	221,227
Total liabilities	15,943,851
Commitments (Notes 3 and 10)	
Liabilities subordinated to claims of general creditors	1,200,000
Stockholders' equity	
Capital stock, $1 par value; 200,000 shares authorized; 33,566 shares issued and outstanding	33,566
Capital in excess of par value	2,617,848
Retained earnings	2,960,148
	5,611,562
Less - Treasury stock, at cost, 15,800 shares	(372,667)
Total stockholders' equity	5,238,895
Total liabilities and stockholders' equity	$ 22,382,746

The accompanying notes are an integral part of these financial statements.

Barr Brothers & Co., Inc.
Statement of Income
For the year ended June 30, 2002

Revenues	
Trading	$ 1,688,581
Interest	1,067,946
Investments	(38,468)
Joint account and underwriting	23,227
	2,741,286
Expenses	
Compensation and employee benefits	1,340,138
Interest	624,519
Other	719,802
	2,684,459
Income before provision for income taxes	56,827
Provision for income taxes	30,000
Net income	$ 26,827

The accompanying notes are an integral part of these financial statements.

Barr Brothers & Co., Inc.
Statement of Changes in Stockholders' Equity
For the year ended June 30, 2002

	Capital Stock		Capital in Excess of	Retained	Treasury Stock		
	Shares	Amount	Par Value	Earnings	Shares	Amount	Total
Balance at June 30, 2001	33,566	$ 33,566	$ 2,617,848	$ 2,933,321	(15,800)	$ (372,667)	$ 5,212,068
Net income	-	-	-	26,827	-	-	26,827
Balance at June 30, 2002	33,566	$ 33,566	$ 2,617,848	$ 2,960,148	(15,800)	$ (372,667)	$ 5,238,895

The accompanying notes are an integral part of these financial statements.

Barr Brothers & Co., Inc.
Statement of Cash Flows
For the year ended June 30, 2002

Cash flows from operating activities		
Net income	$	26,827
Adjustments to reconcile net income to net cash provided by operating activities		
Noncash charges included in net income		
Depreciation		36,130
Decrease (increase) in assets		
Trading securities		6,288,616
Net receivable for securities transactions not yet due for settlement		3,463,791
Receivable from brokers and dealers		50,081
Receivable from customers		(20,139)
Interest receivable		174,106
Loans and advances receivable		(29,053)
Other assets		(39,122)
Increase (decrease) in liabilities		
Payable to brokers and dealers		53,372
Net payable for securities transaction not yet due for settlement		5,623,713
Payable to customers		-
Accrued compensation		(277,000)
Accrued pension and profit sharing		(95,660)
Income taxes payable		1,805
Accrued expenses and other liabilities		(36,302)
Net cash provided by operating activities		15,221,165
Cash flows from investing activities		
Net decrease in investments		18,455
Net cash used in investing activities		18,455
Cash flows from financing activities		
Net (decrease) in bank loans		(15,210,000)
Net cash used in financing activities		(15,210,000)
Net increase in cash		29,620
Cash at June 30, 2001		45,878
Cash at June 30, 2002	$	75,498
Supplemental disclosure of cash flow information		
Cash paid during the year for interest expense	$	673,057
Cash paid during the year for income taxes	$	33,084

The accompanying notes are an integral part of these financial statements.

Barr Brothers & Co., Inc.
Statement of Changes in Loan from Stockholder
Subordinated to Claims of General Creditors
For the year ended June 30, 2002

Balance, July 1, 2001	$ 1,200,000
Increase/decreases	-
Balance, June 30, 2002	$ 1,200,000

The accompanying notes are an integral part of these financial statements.

1. **Business and Significant Accounting Policies**

Barr Brothers & Co., Inc. (the "Company") is a municipal securities dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc.

The financial statements are presented in conformity with accounting principles generally accepted in the United States which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions of the Company are recorded on a trade date basis. Trading and investment securities and securities sold but not yet purchased are valued at market value. All realized and unrealized gains and losses are reflected in income currently.

2. **Collateralization of Bank Loans**

As of June 30, 2002, securities with an aggregate market value of $14,854,876 consisting primarily of New York State investment grade securities, were pledged as collateral for the Company's outstanding bank loans. Interest accrues on these loans at the brokers call rate which fluctuates on a day-to-day basis.

3. **Financial Instruments with Off-Balance Sheet Risk**

In the normal course of business, the Company enters into municipal securities sale transactions as principal. If the securities subject to such transactions are not in the possession of the Company (for example, failed to receive), the Company may incur a loss if the securities the Company is obligated to deliver are not received and the market value has increased over the contract amount of the sale transaction.

In the normal course of business, in order to meet its hedging needs and to reduce its own exposure to market and interest rate risk, the Company enters into financial futures contracts. Financial futures contracts provide for the delayed delivery of financial instruments in which the seller agrees to make delivery at a specified future date, and at a specified price or yield. The contract or notional amount of these contracts reflects the Company's extent of involvement in these contracts and does not represent the Company's risk of loss due to counterparty nonperformance. At June 30, 2002, the Company had no open financial futures contracts. The Company is exposed to off-balance sheet risk from adverse market fluctuations such as volatility and changes in interest rates and the value of the underlying financial instrument.

Additionally, the Company also enters in to when-issued municipal securities transactions. The Company is exposed to off-balance sheet risk to the extent of the adverse market price movement in the underlying securities.

4. **Loans and Advances Receivable**

Loans and advances receivable are due from officers and employees of the Company. These loans and advances are unsecured, bear an interest rate of 7% and mature at various dates, the latest of which is December 31, 2007. The Company earned interest income of $28,262 from these loans and advances during the year.

5. Pension and Profit-Sharing Plans

The Company has a defined benefit pension plan and a discretionary profit-sharing plan which covers officers and employees. Pension plan benefits are based on years of service and the employee's highest five years' average annual compensation up to the maximum limit under the Internal Revenue Code. The Company's funding policy is to contribute annually the maximum amount that can be deducted for federal income tax purposes. No pension contribution was made during the year as the Company's plan is fully funded and tax limitations have been reached.

The following table sets forth the funded status of the Company's pension plan at March 31, 2002 (the date of the last actuarial valuation).

Actuarial present value of benefit obligations	
Accumulated benefit obligation, including vested benefit obligation, including vested benefits of $1,233,941	$ 1,233,941
Projected benefit obligation for service rendered to date	$ 2,111,825
Plan assets at fair value, primarily listed stocks and bonds	$ 2,329,098

For the year, the weighted-average discount rate and assumed rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 8% and 5.5%, respectively, and the expected long-term rate of return on plan assets was 8.5%

The profit-sharing plan provides for annual contributions, if any, subject to management discretion. There was no contribution payable for the year ended June 30, 2002.

6. Capital Stock Repurchase Agreement

Under the terms of a stockholders' agreement dated September 3, 1996, the Company is required to repurchase within 120 days all of the outstanding stock of any stockholder who either dies or retires from full-time employment with the Company, and may exercise its option to purchase within 30 days any outstanding shares for which a stockholder has received a bona fide offer. The purchase price would be based upon the net worth of the Company, as defined.

7. Loan from Stockholder Subordinated to the Claims of General Creditors

At June 30, 2002, the Company had outstanding a subordinated loan of $1,200,000 which matures November 2005 and bears an interest rate of 6%. This loan is covered by an agreement approved by the NASD and is thus available for computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that this loan is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

8. Income Taxes

The provision for income taxes of $30,000 is comprised entirely of state and local taxes.

9. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934 (the "Rule"). The Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of June 30, 2002, the Company's net capital of $3,973,921 exceeded required net capital of $100,000 by $3,873,921 and the ratio of aggregate indebtedness to net capital was .07 to 1.

10. Commitments

The Company's current office space lease expires December 27, 2009. The Company is required to pay its proportionate share of maintenance, insurance and taxes in addition to the minimum rentals. Rental expense for the fiscal year amounted to $207,719. Minimum rental commitments are as follows:

Fiscal year ending June 30,	
2003	$ 225,700
2004	225,700
2005	228,800
2006	229,400
2007 and thereafter	685,100
	$ 1,594,700

Barr Brothers & Co., Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Act of 1934
June 30, 2002

Supplementary Schedule I

Total stockholders' equity	$ 5,238,895
Loan subordinated to claims of general creditors	1,200,000
Stockholders' equity and subordinated loan	$ 6,438,895
Deductions and/or charges	
Nonallowable assets	
Loans and advances receivable	823,809
Other nonallowable assets	291,576
Total	1,115,385
Net capital before haircuts on securities positions	5,323,510
Haircuts on securities positions	1,349,589
Net capital	$ 3,973,921
Computation of Basic Net Capital Requirement	
Aggregate indebtedness	
Accrued expenses and other liabilities	221,227
Income taxes payable	60,539
Aggregate indebtedness	$ 281,766
Net capital requirement (the greater of $6^2/_3$% of aggregate indebtedness or $100,000)	$ 100,000
Excess net capital	$ 3,873,921
Ratio of aggregate indebtedness to net capital	.07 to 1

No differences exist between the above computation of net capital under Rule 15c3-1 and that filed with the Company's June 30, 2002 FOCUS Report.

Barr Brothers & Co., Inc.

Computation of Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities Exchange Act of 1934 **Supplementary Schedule II**

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, as amended, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in clause (i) of subparagraph (k)(2) of the Rule, and the Company maintains a "Special Account for the Exclusive Benefit of Customers."



PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants on Internal Accounting Control Required by SEC Rule 17a-5

To the Board of Directors and
Stockholders of Barr Brothers & Co., Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Barr Brothers & Co., Inc. (the "Company") for the year ended June 30, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures, followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);
2. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
3. The Company is exempt from the provisions of Regulation T of the Board of Governors of the Federal Reserve System.
4. Determining compliance with the exemptive provisions of Rule 15c3-3;

Because the Company conducts business in accordance with the exemptive provisions of paragraph (k)(2)(i) of Rule 15c3-3, we did not review the practices and procedures followed by the Company for the following:

1. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal controls or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal controls would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of specific internal controls does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal controls, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

August 16, 2002